

Mitsubishi Corporation

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Investor Relations Office

Phone: +81-3-3210-2802 Fax:+81-3-3210-8583

E-mail: ml.mcir@mitsubishicorp.com

February 3, 2005
Our ref. No. PI 039

The U.S. Securities and Exchange Comm
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549



Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- Consolidated Financial Results for the Third Quarter ended December 31, 2004 (US GAAP)

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Yamada
Deputy General Manager
Investor Relations Office

[For Reference]

February 3, 2005
Mitsubishi Corporation

Results for the Third Quarter Ended December 31, 2004 (US GAAP)

Consolidated Income

(Billions of Yen)	FY2005 Nine months ended Dec.31,2004 – Six months ended Sept. 2004	FY2005 – Three months ended Dec. 2004	FY2005 – Nine months ended Dec.31,2004	FY2004 Nine months ended Dec.31,2003	Increase or decrease		Outlook for FY2005	Percent of achievement
Operating transactions (*1)	8,190.1	4,359.3	12,549.4	11,232.5	1,316.9		16,000.0	78%
Gross profit	420.5	221.2	641.7	568.9	72.8	a	830.0	77%
Selling, general and administrative expenses	(320.0)	(160.1)	(480.1)	(466.3)	-13.8	b	(650.0)	74%
Provision for doubtful receivables	(2.4)	(0.1)	(2.5)	(1.7)	-0.8	c	(5.0)	50%
Operating income (*1)	98.1	61.0	159.1	100.9	58.2		175.0	91%
Interest expense-net	(1.9)	(0.1)	(2.0)	(11.5)	9.5	d	(5.0)	40%
Dividend income	27.3	6.1	33.4	16.8	16.6	d	40.0	84%
Gain (loss) on marketable securities and investments - net	(7.2)	(52.2)	(59.4)	21.8	-81.2	e	(25.0)	189%
Gain (loss) on property and equipment - net	(4.8)	1.3	(3.5)	(6.8)	3.3			
Other income- net	9.9	5.8	15.7	2.0	13.7	f		
Income from consolidated operations before income taxes	121.4	21.9	143.3	123.2	20.1		185.0	77%
Income taxes	(58.8)	(14.1)	(72.9)	(54.7)	-18.2		(90.0)	81%
Minority interests in income of consolidated subsidiaries	(13.1)	(6.7)	(19.8)	(9.8)	-10.0		(25.0)	79%
Equity in earnings of affiliated companies-net	39.9	30.7	70.6	33.8	36.8	g	90.0	78%
Net income	89.4	31.8	121.2	92.5	28.7		160.0	76%

(The outlook of (25.0) and 189% apply jointly to Gain (loss) on marketable securities and investments - net, Gain (loss) on property and equipment - net, and Other income- net.)

Summary of year-on-year changes

a. [Gross profit]
Increased 13% on buoyant conditions in the steel products and petrochemical products markets, expansion in food-related businesses and other factors

b. [Selling, general and administrative expenses]
Increased in line with the gross profit increase, due to business expansion at food-related subsidiaries, despite a decrease in pension expenses at the parent company.

c. [Provision for doubtful receivables]
Reflects the absence of profits recorded on the reversal of reserves due to the collection of receivables in the previous fiscal year.

d. [Net financial income]
Increase reflects higher dividends from resource-related companies and the consolidation of a European automobile finance company.

e. [Gain (loss) on marketable securities and investments-net]
Unrealized loss of marketable securities (available for sale) -12.2 bil.yen
Impairment losses on non-performing assets -58.6 bil.yen
(Incl. LAWSON goodwill write-down loss -54.4 bil.yen)
Other gains on sales of shares, etc. +10.4

f. [Other income-net]
Reflects improvements in foreign currency transaction profits and losses at the parent company and subsidiaries

g. [Equity in earnings of affiliated companies-net]
Reflects strong results at resource-related companies and earnings from increase in equity in earnings of an investment fund, as well as the absence of impairment losses booked at affiliates in the previous fiscal year.

(*1) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan.
Revenue in accordance with Financial Accounting Standard Board Emerging Issues Task Force (EITF) No. 99-19 were 3,064.8 billion yen and 2,634.7 billion yen for the nine months ended December 31, 2004 and the nine months ended December 31, 2003, respectively.

(*2) The outlook of net income for the year ending March 31, 2005 have not changed from the original outlook announced on November 5, 2004. There are reclassification among several accounts.

	Six months ended Sept. 2004	Three months ended Dec. 2004	Nine months ended Dec.31,2004	FY2004 Nine months ended Dec.31,2003	Increase or decrease	Outlook for FY2005	Percent of achievement
Core earnings (*3)	165.8	97.8	263.6	141.7	121.9	305.0	86%

(*3) Core earnings =Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net +Dividend income+ Equity in earnings of affiliated companies-net

Assets and Liabilites

	Dec. 31, 2004	March 31, 2004	Increase or decrease		Outlook for FY2005	Increase or decrease
Total assets	8,843.3	8,390.5	452.8	h	8,700.0	-143.3
Total shareholders' equity	1,399.9	1,223.6	176.3	i	1,400.0	0.1
[For Reference] Interest bearing liabilities GROSS(*4)	4,048.8	4,012.4	36.4		4,100.0	51.2
Interest bearing liabilities NET(*4)	3,582.9	3,520.8	62.1		3,700.0	117.1
(Debt-to-equity ratio - Gross)	2.9	3.3	-0.4		2.9	-
(Debt-to-equity ratio -Net)	2.6	2.9	-0.3		2.6	-

Summary of changes from March 2004

h. [Total assets]
Reflects increased operating assets due to strong operating activities and increase in investment accounts due to new investments and increased equity in earnings.

i. [Total shareholders' equity]
Reflects net income of 121.2 billion yen and increase in net unrealized gains on securities available for sale resulting from
an investee company's IPO.

(*4) Interest bearing liabilities do not include "impact of adopting SFAS 133."

[Change of major indices]

	Average for Nine months ended Dec. 31, 2004	Average for Nine months ended Dec. 31, 2003	Increase or decrease
Crude oil (USD/BBL)	35.0	26.2	8.8 (+34%)
Foreign exchange (YEN/USD)	108.6	115.2	-6.6 (6% yen appreciation)
Interest (%)TIBOR	0.09	0.08	0.01 (+13%)

[For Reference]
*3 Core earnings:
The sum of recurring profit and expense items, this yardstick is used to measure Mitsubishi Corporation's ability to generate earnings.
*4 Interest-bearing liabilities : The portion of interest-bearing liabilities on the balance sheet, representing funds procured that Mitsubishi Corporation is obliged to repay.

MITSUBISHI CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2004

(UNAUDITED)

Based on US GAAP

Mitsubishi Corporation

Investor Relations Office

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Phone: +81-3-3210-8581 Fax:+81-3-3210-8583

For Immediate Release

Mitsubishi Corporation Announces Consolidated Financial Results for the Third Quarter Ended December 31, 2003

(Based on US GAAP)

TOKYO, February 3, 2005.....Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the third quarter ended December 31, 2004.

Outline of Consolidated Results

Consolidated operating transactions for the nine months ended December 31, 2004 rose 1,317.0 billion yen, or 11.7%, to 12,549.4 billion yen due to higher petroleum-related and petrochemical products-related transactions at the parent company as well as higher transactions at Metal One Corporation. Gross profit rose 72.8 billion yen, or 12.8%, year on year, to 641.7 billion yen, also reflecting higher sales at Metal One as well as the consolidation of food-related subsidiaries, among other factors.

Operating income climbed to 58.2 billion yen, or 57.6%, to 159.1 billion yen, with the increase in gross profit outweighing growth in selling, general and administrative expenses caused by newly consolidated subsidiaries.

In other income (expenses), loss on marketable securities and investments-net increased due to unrealized loss on available-for-sale marketable securities and a goodwill impairment loss on Mitsubishi Corporation's investment in LAWSON, INC. However, dividend income increased, particularly from investments related to metal and energy resources. Furthermore, other income-net increased due to gains on foreign exchange contracts and other factors.

Equity in earnings of affiliated companies-net increased 36.9 billion yen, or 109.2%, to 70.6 billion yen, due to higher earnings at companies related to metal and energy resources and petrochemical products.

As a result, consolidated net income increased 28.8 billion yen, or 31.1%, to 121.2 billion yen, representing an achievement rate of 75.8% relative to the full-year forecast of 160.0 billion yen.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

# # #

For further information contact:
Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8581
Fax: 81-3-3210-8583

Mitsubishi Corporation and subsidiaries
FINANCIAL HIGHLIGHTS
For the three months and nine months ended December 31, 2004 (unaudited)
(Based on US GAAP)

1.Summary of consolidated results
(1)Consolidated results for the three months ended December 31, 2004

(Millions of Yen)

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the three months ended				
December 31,2004	4,359,345	60,969	21,842	31,843
December 31,2003	3,720,037	34,708	44,443	31,897

(2)Consolidated results for the nine months ended December 31, 2004

(Millions of Yen)

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the nine months ended				
December 31,2004	12,549,444	159,057	143,227	121,239
December 31,2003	11,232,459	100,904	123,177	92,457
For the year ended				
March 31, 2004	15,177,010	130,523	150,218	115,370

	Net income per share	Net income per share (diluted basis)
For the nine months ended	Yen	Yen
December 31,2004	77.44	71.52
December 31,2003	59.05	54.53
For the year ended		
March 31, 2004	73.69	68.01

(3) Assets and shareholders' equity

(Millions of Yen)

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of				Yen
December 31,2004	8,843,269	1,399,936	15.8%	894.17
December 31,2003	8,296,377	1,058,509	12.8%	676.09
As of				
March 31, 2004	8,390,475	1,223,631	14.6%	781.59

2. Number of consolidated subsidiaries : 373
Number of affiliated companies accounted for by equity method : 142

(1) Operating transactions and operating income are voluntary disclosures in accordance with Japanese accounting practices and solely for the convenience of investors in Japan.
Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

(2) The outlook of operating transactions and net income for the year ending March 31, 2005 have not changed from the original outlook announced on November 5, 2004.

Forward-looking Statements

This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

Mitsubishi Corporation and subsidiaries

STATEMENTS OF CONSOLIDATED INCOME (US GAAP)

For the three months and nine months ended December 31, 2004 and 2003 (unaudited)

Three months ended December 31, 2004 and 2003 (unaudited)

	Millions of yen			
	Three months ended Dec. 31, 2004	Three months ended Dec. 31, 2003	Increase or [-]decrease	%
Revenues:				
Revenues from trading, manufacturing and other activities	899,628	828,976	70,652	8.5
Trading margins and commissions on trading transactions	158,187	134,746	23,441	17.4
Total revenues	1,057,815	963,722	94,093	9.8
Cost of revenues from trading, manufacturing and other activities	(836,627)	(772,826)	-63,801	8.3
Gross profit	221,188	190,896	30,292	15.9
Expenses and other:				
Selling, general and administrative	(160,085)	(154,919)	-5,166	3.3
Provision for doubtful receivables	(134)	(1,269)	1,135	/
Interest expense - net	(95)	(3,911)	3,816	-97.6
Dividend income	6,128	6,744	-616	-9.1
Gain (loss) on marketable securities and investments - net	(52,244)	10,983	-63,227	/
Gain (loss) on property and equipment-net	1,309	(3,639)	4,948	/
Other income(expenses)- net	5,775	(442)	6,217	/
Total	(199,346)	(146,453)	-52,893	/
Income from consolidated operations before income taxes	21,842	44,443	-22,601	-50.9
Income taxes	(14,090)	(17,807)	3,717	/
Income from consolidated operations	7,752	26,636	-18,884	-70.9
Minority interests in income of consolidated subsidiaries	(6,622)	(3,275)	-3,347	/
Equity in earnings of affiliated companies	30,713	8,536	22,177	259.8
Net income	31,843	31,897	-54	-0.2

NOTE:

(1) The companies have reclassified revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Boards ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" for the three months ended December 31, 2004. Revenues and cost of revenues for the three months ended December 31, 2003 have been restated to conform to the current period presentation.

(2) Tax effects on investments in affiliated companies which were formerly included in "Equity in earnings of affiliated companies" are included in "Income taxes" for the three months ended December 31, 2004. Amounts for the three months ended December 31, 2003 have been reclassified to conform to the current period presentation.

(3) Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan. The figures are as follows.

	Three months ended Dec. 31, 2004	Three months ended Dec. 31, 2003	Increase or [-] decrease	%
Operating transactions	4,359,345	3,720,037	639,308	17.2
Operating income	60,969	34,708	26,261	75.7

Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables. Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
For the three months and nine months ended December 31, 2004 and 2003 (unaudited)

Nine months ended December 31,2004 and 2003 (unaudited)

	Millions of yen			
	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	Increase or [-]decrease	%
Revenues:				
Revenues from trading, manufacturing and other activities	2,608,671	2,238,082	370,589	16.6
Trading margins and commissions on trading transactions	456,130	396,663	59,467	15.0
Total revenues	3,064,801	2,634,745	430,056	16.3
Cost of revenues from trading, manufacturing and other activities	(2,423,140)	(2,065,844)	-357,296	17.3
Gross profit	641,661	568,901	72,760	12.8
Expenses and other:				
Selling, general and administrative	(480,090)	(466,299)	-13,791	3.0
Provision for doubtful receivables	(2,514)	(1,698)	-816	/
Interest expense - net	(2,042)	(11,540)	9,498	-82.3
Dividend income	33,438	16,765	16,673	99.5
Gain (loss) on marketable securities and investments - net	(59,438)	21,804	-81,242	/
Loss on property and equipment-net	(3,456)	(6,779)	3,323	/
Other income- net	15,668	2,023	13,645	/
Total	(498,434)	(445,724)	-52,710	/
Income from consolidated operations before income taxes	143,227	123,177	20,050	16.3
Income taxes	(72,855)	(54,693)	-18,162	/
Income from consolidated operations	70,372	68,484	1,888	2.8
Minority interests in income of consolidated subsidiaries	(19,782)	(9,802)	-9,980	/
Equity in earnings of affiliated companies	70,649	33,775	36,874	109.2
Net income	121,239	92,457	28,782	31.1

NOTE:

(1) The companies have reclassified revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Boards ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" for the nine months ended December 31, 2004. Revenues and cost of revenues for the nine months ended December 31, 2003 have been restated to conform to the current period presentation.

(2) Tax effects on investments in affiliated companies which were formerly included in "Equity in earnings of affiliated companies" are included in "Income taxes" for the nine months ended December 31, 2004. Amounts for the nine months ended December 31, 2003 have been reclassified to conform to the current period presentation.

(3) Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan. The figures are as follows.

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	Increase or [-] decrease	%
Operating transactions	12,549,444	11,232,459	1,316,985	11.7
Operating income	159,057	100,904	58,153	57.6

Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables. Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS (US GAAP)

December 31, 2004 (unaudited) and March 31, 2004

	Millions of yen		
	Dec. 31, 2004	Mar. 31, 2004	Increase or [-]decrease
ASSETS			
Current assets:			
Cash, time deposits and short-term investments	762,371	680,205	82,166
Receivables-trade, less allowance for doubtful receivables	2,897,027	2,665,110	231,917
Inventories	642,490	558,966	83,524
Other current assets	332,655	365,694	-33,039
Total current assets	4,634,543	4,269,975	364,568
Investments and non-current receivables:			
Investments in and advances to affiliated companies and other investments	2,075,452	2,023,630	51,822
Non-current receivables, less allowance for doubtful receivables	545,180	573,912	-28,732
Total investments and non-current receivables	2,620,632	2,597,542	23,090
Property and equipment - Net	1,341,028	1,278,181	62,847
Other assets	247,066	244,777	2,289
Total	8,843,269	8,390,475	452,794
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt and current maturities of long-term debt	949,852	1,028,362	-78,510
Payables-trade	2,136,657	1,897,968	238,689
Other current liabilities	491,625	519,842	-28,217
Total current liabilities	3,578,134	3,446,172	131,962
Long-term debt, less current maturities	3,140,216	3,026,170	114,046
Other long-term liabilities	724,983	694,502	30,481
Shareholders' equity:			
Common stock	126,661	126,617	44
Additional paid-in capital	179,556	179,506	50
Retained earnings:			
Appropriated for legal reserve	37,011	36,077	934
Unappropriated	1,073,629	975,251	98,378
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	224,280	156,826	67,454
Net unrealized losses on derivatives	(5,908)	(174)	-5,734
Minimum pension liability adjustments	(44,702)	(43,672)	-1,030
Foreign currency translation adjustments	(189,671)	(205,987)	16,316
Subtotal	(16,001)	(93,007)	77,006
Less treasury stock	(920)	(813)	-107
Total shareholders' equity	1,399,936	1,223,631	176,305
Total	8,843,269	8,390,475	452,794

NOTE:

Mineral rights which were formerly included in "Other assets" have been reclassified to "Property and equipment – net" as of December 31, 2004. Amounts as of March 31, 2004 have been reclassified to conform to the current period presentation.

Mitsubishi Corporation and subsidiaries

STATEMENTS OF COSOLIDATED COMPREHENSIVE INCOME(LOSS) (US GAAP)

For the three months and nine months ended December 31, 2004 and 2003 (unaudited)

	Millions of yen	
	Three months ended Dec.31, 2004	Three months ended Dec.31, 2003
Comprehensive income (loss)		
Net income	31,843	31,897
Other comprehensive income (loss):		
Unrealized gains (losses) on securities available for sale	54,815	14,966
Unrealized gains (losses) on derivative instruments	1,777	672
Minimum pension liability adjustments	(134)	71
Foreign currency translation adjustments	28,924	(68,617)
Other comprehensive income (loss)	85,382	(52,908)
Comprehensive income (loss)	117,225	(21,011)

	Millions of yen	
	Nine months ended Dec.31, 2004	Nine months ended Dec.31, 2003
Comprehensive income (loss)		
Net income	121,239	92,457
Other comprehensive income (loss):		
Unrealized gains (losses) on securities available for sale	67,454	61,622
Unrealized gains (losses) on derivative instruments	(5,734)	3,799
Minimum pension liability adjustments	(1,030)	(310)
Foreign currency translation adjustments	16,316	(23,581)
Other comprehensive income (loss)	77,006	41,530
Comprehensive income (loss)	198,245	133,987

Mitsubishi Corporation and subsidiaries
OPERATING SEGMENT INFORMATION (US GAAP)
For the three months and nine months ended December 31, 2004 and 2003(unaudited)

Three months ended December 31, 2004

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions........	54,856	1,150,397	864,963	677,711	501,398	1,167,083	4,416,408	(57,063)	4,359,345
Gross profit...............	10,507	20,366	54,625	34,089	19,674	81,162	220,423	765	221,188
Operating income (loss).......	(1,214)	10,839	27,648	9,859	8,601	16,341	72,074	(11,105)	60,969
Net income (loss)...........	8,556	14,351	15,069	11,048	6,301	13,202	68,527	(36,684)	31,843
Segment assets.............	832,155	1,103,952	1,924,623	2,166,991	665,812	1,846,972	8,540,505	302,764	8,843,269

Three months ended December 31, 2003

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions........	57,017	875,957	723,240	631,809	378,355	1,087,623	3,754,001	(33,964)	3,720,037
Gross profit...............	12,080	16,724	39,518	35,409	16,495	71,561	191,787	(891)	190,896
Operating income (loss).......	(489)	6,056	12,075	12,570	5,847	17,399	53,458	(18,750)	34,708
Net income (loss)...........	7,807	11,694	10,515	6,419	3,657	10,259	50,351	(18,454)	31,897
Segment assets.............	1,088,990	852,163	1,578,501	2,170,632	590,033	1,504,015	7,784,334	512,043	8,296,377

Nine months ended December 31, 2004

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions........	169,473	3,203,276	2,499,103	1,956,715	1,402,511	3,346,876	12,577,954	(28,510)	12,549,444
Gross profit...............	35,390	53,854	147,729	112,447	57,347	232,491	639,258	2,403	641,661
Operating income (loss).......	(1,478)	23,469	62,642	39,798	23,195	40,489	188,115	(29,058)	159,057
Net income (loss)...........	14,657	37,162	40,497	36,056	16,359	29,711	174,442	(53,203)	121,239

Nine months ended December 31, 2003

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions........	169,114	2,745,351	2,154,154	1,942,716	1,138,226	3,176,166	11,325,727	(93,268)	11,232,459
Gross profit...............	35,035	52,484	119,679	105,901	50,953	203,635	567,687	1,214	568,901
Operating income (loss).......	(4,001)	19,897	39,013	39,796	18,300	41,762	154,767	(53,863)	100,904
Net income (loss)...........	8,220	28,303	28,816	27,956	12,080	25,586	130,961	(38,504)	92,457

NOTE:

1. Effective from April 1, 2004, the companies adopted performance evaluation method based on operating segment information in accordance with US GAAP. Previously, the companies' performance evaluation method was based on operating segments in accordance with accounting principles generally accepted in Japan (Japanese GAAP). The difference between Japanese GAAP and US GAAP in the previous fiscal year along with income and expense that are not allocated to reportable operating segments are included in "Eliminations or Unallocated."
2. Operating transactions and operating incomes, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
3. Unallocated corporate assets included in the column of "Eliminations or Unallocated" at December 31, 2004 and 2003 were Y 878,088, and Y 858,434 million, respectively.The assets mainly consist of cash, time deposits and securities for financial activities.

FY2005 Third Quarter Results
- Supplement -

February 3, 2005

Mitsubishi Corporation

Major Year-on-Year Changes (Nine months ended December 31,2004)

(Billion Yen)	FY2004 Nine months ended Dec.31,2003	FY2005 Nine months ended Dec.31,2004	Increase or decrease	Percentage of change	Outlook for FY2005	Percentage of achievement
Operating transactions	11,232.5	12,549.4	1,316.9	12%	16,000.0	78%
Gross profit	568.9	641.7	72.8	13%	830.0	77%
Operating income (loss)	100.9	159.1	58.2	58%	175.0	91%
Net income (loss)	92.5	121.2	28.7	31%	160.0	76%
Core earnings	141.7	263.6	121.9	86%	305.0	86%


Net Income by Segment
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
▲ 20.0
▲ 40.0
▲ 60.0
8.2
28.0
12.1
25.6
▲ 38.5
36.1
16.4
29.7
▲ 53.4
FY2004 3Q
FY2005 3Q
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Eliminations or Unallocated

Historical record (3Q year to date results)

∗ Comparison after FY2001 when Mitsubishi Corporation began disclosing quarterly results.

- Operating transactions… Historical high
  (The previous highest is 11.2 Trillion Yen of FY2004)
- Gross profit…Historical high
  (The previous highest is 568.9 Billion Yen of FY2004)
- Operating income…Historical high
  (The previous highest is 100.9 Billion Yen of FY2004)
- Consolidated net income…Historical high
  (The previous highest is 95.0 Billion Yen of FY2001)
- Core earnings…Historical high
  (The previous highest is 141.7 Billion Yen of FY 2004)

Year-on-Year Changes in Major Income Statement Items (Nine months ended December 31,2004)

(billion yen)	FY04 3Q (Oct.-Dec. ' 03)	FY05 3Q (Oct.-Dec. ' 04)	Change	% change
Operating transactions	3,720.1	4,359.3	639.2	17%
Gross profit	190.9	221.2	① 30.3	16%
Operating income	34.7	61.0	② 26.3	76%
Net income	31.9	31.8	③ -0.1	0%
Core earnings	47.5	97.8	④ 50.3	106%

① <YoY Change in Gross Profit>
Gross profit increased by 30.3 billion yen, or 16%, due in part to buoyant market conditions for steel products and basic chemicals as well as higher earnings from rising sales prices at an Australian coking coal company. Business expansion at food-related subsidiaries was another factor of the increase in gross profit.

② <YoY Change in Operating Income>
Operating income increased by 26.3 billion yen, or 76%, year on year, with the result of the increase in gross profit offsetting a 5.2 billion yen increase in selling, general and administrative expenses, which rose in line with gross profit due to business expansion at food-related subsidiaries and other factors.

③ <YoY Change in Net Income>
Net income was about the same as in the previous year, as a 32.1 billion yen (after-tax) impairment loss on the company's investment in LAWSON, INC. was offset by the 26.3 billion yen increase in operating income and 22.1 billion yen rise in equity in earnings of affiliated companies-net.

④ <YoY Change in Core Earnings>
Core earnings jumped by 50.3 billion yen, or 106%, due to the increase in gross profit as well as the 22.1 billion yen rise in equity in earnings of affiliated companies-net, which resulted from factors such as strong results at resource-related companies and earnings from equity in an investment fund.

Operating Transactions and Consolidated Net Income (Energy Business Group)

Nine months ended December 31,2004

(Consolidated Net Income)

(Operating Transactions)

(Billion Yen)

Operating Transactions — Consolidated Net Income

	FY2002 3Q	FY2003 3Q	FY2004 3Q	FY2005 3Q
Operating Transactions	2,648.9	2,313.2	2,745.4	3,203.3
Consolidated Net Income	27.3	19.9	28.3	37.2


Crude oil
(Dubai)
($/BBL)
22.5
25.0
26.2
35.0

Operating Transactions and Consolidated Net Income (Metals Group)


(Consolidated Net Income)
(Billion Yen)
(Operating Transactions)
45
40
35
30
25
20
15
10
5
0
3,000
2,500
2,000
1,500
1,000
500
0
Operating Transactions
Consolidated Net Income
1,594.2
1,479.5
2,154.2
2,499.1
6.7
18.5
28.8
40.5
FY2002 3Q
FY2003 3Q
FY2004 3Q
FY2005 3Q
Copper ($/MT)
1,516
1,560
1,818
2,911
Aluminum ($/MT)
1,400
1,340
1,443
1,738
Coal ($/MT)
43.0
48.5
46.5
56.5

Impact on Operating Results of Major Items Announced in December 2004

Impairment Loss on LAWSON Investment

... The company booked 54.4 billion loss on marketable securities and investments-net (32.1 billion yen after taxes) in the third quarter of fiscal year 2005 for an impairment loss on its investment in LAWSON

Gain on Sale of Shinagawa Mitsubishi Building

... The company plans to record a gain on sale of approximately 14.1 billion yen (after taxes) in the fourth quarter of fiscal year 2005.

Shareholders' Equity and Interest Bearing Liabilities


(Billion Yen)
(x)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3.0
2.9
2.8
2.7
2.6
2.5
2.4
3,520.8
1,223.6
2.9
3,607.1
1,292.1
2.8
3,582.9
1,399.9
2.6
March 31,2004
Sept.30,2004
Dec.31,2004
Interest bearing liabilities(Net)
Shareholders' equity
Debt-to-equity-ratio(Net)